February 12, 2019

Anthony J. Iarocci, Jr.
Chief Executive Officer
DCA Asset Management, Inc.
8217 East Spanish Boot Road
Carefree, Arizona 85377

       Re: DCA Asset Management, Inc.
           Registration Statement on Form 10-12G and 10-12G/A
           Filed January 3, 2019 and January 10, 2019
           File No. 000-54966

Dear Mr. Iarocci:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G/A filed January 10, 2019

Business Overview, page 5

1. Please provide us your analysis on which you base your conclusion that you are not currently subject to the Investment Company Act of 1940 and do not expect to be subject to the 1940 Act once you implement your business plan and become fully operational.
2. Please revise to provide an adequate basis for your claim that you are "uniquely"
      positioned to "drive returns" and, in the following paragraph, the statement that you will have "unique access" to certain technology centers. In addition, clarify on page 8 how your association with Advanced Business Strategies, LLC will give you the ability to pursue "unique private market opportunities."
 Anthony J. Iarocci, Jr.
FirstName LastNameAnthony J. Iarocci, Jr.
DCA Asset Management, Inc.
Comapany NameDCA Asset Management, Inc.
February 12, 2019
February 12, 2019 Page 2
Page 2
FirstName LastName
Item 1A. Risk Factors
Risks Related to our Business, page 9

3. Expand your risk factor discussion to highlight the possiblity of undisclosed liabilities stemming from your previous existence as a public company prior to the revocation of your Securities Exchange Act of 1934 registration.
The OTC and share value, page 17

4. Please revise to indicate your expected timing in applying to have your stock quoted on the OTCQB, and discuss the risks that you may be unsuccessful in finding a market-maker and having your shares quoted.
Management's Discussion and Analysis of Financial Condition, page 20

5. Discuss your plan of operation in the form of milestones, indicating the specific steps needed to make the company operational and generating revenues, the timing of those steps in weeks, months, or quarters, the costs, the source of funds and the expected date of first sales. Explain clearly what steps you have taken to date and which steps remain to be implemented.
Liquidity and Capital Resources, page 22

6. Please quantify how much additional capital you expect to require in order to fully implement your business plan.
Security Ownership of Certain Beneficial Owners and Management, page 24

7. We note your statement on page 11 that Du Lac is controlled by Anthony Iarocci, Jr., and
         Michael Schnaus. Please revise to disclose their proportional beneficial ownership of the shares held by DuLac Capital Assets and any additional shares that each may own directly. We refer you to the definition of beneficial ownership in Rule 13d-3 of the
         Securities Exchange Act of 1934.
Directors and Executive Officers, page 25

8. If Anthony J. Iarocci and Molly M. Iarocci are related, please disclosure the nature of this relationship pursuant to Item 401(d) of Regulation S-K.
Consolidated Financial Statements, page F-1

9. Please update the financial information to include audited financial statements for the fiscal year ended December 31, 2018.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Anthony J. Iarocci, Jr.
DCA Asset Management, Inc.
February 12, 2019
Page 3

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Terry French,
Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at
(202) 551-3436 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.



                                                           Sincerely,
FirstName LastNameAnthony J. Iarocci, Jr.
                                                           Division of
Corporation Finance
Comapany NameDCA Asset Management, Inc.
                                                           Office of
Telecommunications
February 12, 2019 Page 3
cc:       Elaine Dowling, Esq.
FirstName LastName